Exhibit 12.1

Fluidigm Corporation

Ratio of earnings to fixed charges

Fiscal Years 2008 through 2012 & Nine months ended September 30, 2013

	Fiscal Year Ended
	December 27, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	9-mths Ended Sept. 30, 2013
(In thousands)
Earnings:
Net loss attributed to common stockholders before income taxes	$(29,646)	$(19,178)	$(16,819)	$(22,304)	$(18,888)	$(11,788)
Add: Combined fixed charges and preference dividends	2,562	3,761	2,908	3,578	1,006	704
Less: Capitalized interest	—	—	—	—	—	—

Total earnings for computation of ratio	(27,084)	(15,417)	(13,911)	(18,726)	(17,882)	(11,084)
Fixed Charges:
Interest expense including capitalized interest	2,031	2,876	2,158	3,101	628	13
Estimated interest component of rent	531	885	750	477	378	691

Total fixed charges	2,562	3,761	2,908	3,578	1,006	704
Combined fixed charges and preference dividends:
Interest expense including capitalized interest	2,031	2,876	2,158	3,101	628	13
Estimated interest component of rent	531	885	750	477	378	691
Deemed dividend	—	—	—	9,900	—	—

Total combined fixed charges and preference dividends	$2,562	$3,761	$2,908	$13,478	$1,006	$704
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preference dividends (1)	—	—	—	—	—	—

(1)	Earnings for 2008, 2009, 2010, 2011 and 2012 and the nine months ended September 30, 2013 were insufficient to cover fixed charges by $29.6 million, $19.2 million, $16.8 million, $22.3 million, $18.9 million and $11.8 million, respectively.